NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Class A Common Stock (the "Shares") of Solo Brands, Inc. (the "Company") from listing and registration on the Exchange on July 20, 2026, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Shares are no longer suitable for continued listing and trading on the NYSE. The Exchange determined that the Shares are no longer suitable for listing because the Company had fallen below the NYSE's continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30 trading day period of at least $15,000,000 On April 2, 2026, the Exchange determined that the Shares of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Shares from listing and registration on the NYSE. The Company was notified on April 2, 2026. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on April 2, 2026, and trading in the Shares was immediately suspended. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the "Committee") the determination to delist the Shares, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company filed such a request on April 16, 2026, within the specified time period. On July 8, 2026, the Company notified the Exchange that it withdrew from the appeal process. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.